UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Sasol Limited

(Exact name of registrant as specified in its charter)

Republic of South Africa	**001-31615**	**N/A**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

Sasol Place, 50 Katherine Street, Sandton	**N/A**
(Address of principal executive offices)	(Zip Code)

Elizna Viljoen, Group Company Secretary
Tel. No. +27 83 306 6985
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

____ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, ________ .

_X_ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended June 30, 2025.

1. Resource Extraction Payment Report – Natural Gas Exploration and Production

Reporting year: July 1, 2024 to June 30, 2025

Project Disclosed: Natural gas exploration and production in Mozambique

Reporting Currency: United States Dollar (USD)

Resource and method of extraction: Natural gas (with condensate as a byproduct), use of well

Country	Currency	Business Segment	Payee name	Department, Agency, etc. within Payee that received Payments	Taxes	Royalties	Fees	Production entitlement	Bonuses	Dividends	Infrastructure improvement payments	Community & Social Responsibility Payments	Total Payments	Notes
Mozambique	MZN	ROAS	Government of Mozambique	Instituto Nacional de Petróleo			USD8 753 274						USD8 753 274	*1*
Mozambique	MZN	ROAS	Government of Mozambique	Empresa Nacional de Hidrocarbonetos				USD1 512 205					USD1 512 205	*2*
Mozambique	MZN	ROAS	Government of Mozambique	Autoridade Tribuária de Moçambique	USD72 332 448	USD15 024 526	USD1 359 711						USD88 716 686	*3*
Mozambique	MZN	ROAS	Government of Mozambique	Universidade Eduardo Mondlane								USD200 016	USD200 016	*4*
Mozambique	MZN	ROAS	Government of Mozambique	Ministerio de Recursos Minerais e Energia								USD235 080	USD235 080	*5*
Mozambique	MZN	ROAS	Government of Mozambique	Conselho Municipal da Cidade de Vilankulos			USD167 605						USD167 605	*6*
Mozambique	MZN	ROAS	Government of Mozambique	Direção Provincial de Desenvolvimento Territorial e Ambiente			USD3 502						USD3 502	*7*
Mozambique	MZN	ROAS	Government of Mozambique	Tribunal Judicial de Maputo			USD46 329						USD46 329	*8*
Mozambique	MZN	ROAS	Government of Mozambique	Direção Nacional de Registo e Notariado de Maputo			USD3 101						USD3 101	*9*
Mozambique	MZN	ROAS	Government of Mozambique	Centro de Inspecção de Moçambique			USD1 322						USD1 322	*10*
Mozambique	MZN	ROAS	Government of Mozambique	Conselho Municipal da			USD535						USD535	*11*

				Cidade de Maputo										
Mozambique	MZN	ROAS	Government of Mozambique	Serviço Provincial de Ambiente - Departamento de Florestas e Plantações Agroflorestais			USD51 122						USD51 122	*12*
Mozambique	MZN	ROAS	Government of Mozambique	Agência Nacional de Energia Atómica			USD22 743						USD22 743	*13*
TOTAL					**USD72 332 448**	**USD15 024 526**	**USD10 409 244**	**USD1 512 205**				**USD435 095**	**USD99 713 519**	

Note *1 to 13*: Reporting currency is USD and actual payments in Mozambique are made in MZN. Conversion rate is 63.9016 for each US Dollar using weight average of exchange rates during the reporting period.

Reporting year: July 1, 2024 to June 30, 2025

Project Disclosed: Natural gas exploration and production in South Africa

Reporting Currency: South African Rand (ZAR)

Resource and method of extraction: Natural Gas. Distribution and transportation of pipeline gas

Country	Currency	Business Segment	Payee name	Department, Agency, etc. within Payee that received Payments	Taxes	Royalties	Fees	Production entitlement	Bonuses	Dividends	Infrastructure improvement payments	Community & Social Responsibility Payments	Total Payments	Notes
South Africa	ZAR	Sasol Gas	Government of South Africa	South African Revenue Services	R1 845 225 775								R1 845 225 775	1
South Africa	ZAR	Sasol Gas		National Energy Regulator of South Africa			R87 397 067						R87 397 067	1
South Africa	ZAR	Sasol Gas	Republic of Mozambique Pipeline Investments Company (Pty) Ltd				R4 128 987 650						R4 128 987 650	2
TOTAL					**R1 847 890 733**		**R4 216 384 717**						**R6 064 275 450**	

Notes:

1. Actual payments in South Africa were made in ZAR
2. Actual payments were made in South Africa and were made in ZAR. These payments were made to Republic of Mozambique Pipeline Investments Company (Pty) Ltd "ROMPCO". The shareholders of ROMPCO are South African Gas Development Company SOC Ltd (iGas) (40%), a South African state-owned entity, Companhia Moçambicana de Gasduto S.A (CMG) (40%), a Mozambican state-owned entity and Sasol South Africa Ltd (20%)

2. Resource Extraction Payment Report – Coal Mining

Reporting year: July 1, 2024 to June 30, 2025

Project Disclosed: Coal mining activities in Mpumalanga, South Africa

Reporting Currency: South African Rand (ZAR)

Resource and method of extraction: Coal, underground mining

Country	Currency	Business Segment	Payee name	Department, Agency, etc. within Payee that received Payments	Taxes	Royalties	Fees	Production entitlement	Bonuses	Dividends	Infrastructure improvement payments	Community & Social Responsibility Payments	Total Payments	Notes
South Africa	ZAR	Sasol Mining	Government of South Africa	Department of Police and Roads			R160 548						R160 548	
South Africa	ZAR	Sasol Mining	Government of South Africa	Department of Water and Sanitation			R2 760 461						R2 760 461	
South Africa	ZAR	Sasol Mining	Government of South Africa	ESKOM			R95 338 851						R95 338 851	
South Africa	ZAR	Sasol Mining	Government of South Africa	Govern Mbeke Municipality			R20 377 676						R20 377 676	
South Africa	ZAR	Sasol Mining	Government of South Africa	Lekwa Municipality								R153 681	R153 681	1
South Africa	ZAR	Sasol Mining	Government of South Africa	Mine Health and Safety Council			R2 721 438						R2 721 438	
South Africa	ZAR	Sasol Mining	Government of South Africa	Rand Water			R6 529 096						R6 529 096	
South Africa	ZAR	Sasol Mining	Government of South Africa	South African Revenue Services		R231 627 888							R231 627 888	
South Africa	ZAR	Sasol Mining	Government of South Africa	South African Revenue Services	R698 168 912								R698 168,912	
TOTAL					**R698 168 912**	**R231 627 888**	**R127 888 070**					**R153 681**	**R1 057 838 551**	

Notes:

1. Relates to community and Social Responsibility projects for communities within which we operate, in line with our mining licenses

3. Resource Extraction Payment Report – Synthetic Fuels

Reporting year: July 1, 2024 to June 30, 2025

Project Disclosed: Sasol South Africa Limited, Synthetic Fuels

Reporting Currency: [South African Rand (ZAR)]

Resource and method of extraction: Coal and gas based synthetic fuels. Manufacturing capacity, converting syngas into a range of synthetic fuels components, heating fuels and chemical feedstock

Country	Currency	Business Segment	Payee name	Department, Agency, etc. within Payee that received Payments	Taxes	Royalties	Fees	Production entitlement	Bonuses	Dividends	Infrastructure improvement payments	Community & Social Responsibility Payments	Total Payments	Notes
South Africa	ZAR	Sasol Synfuels	Government of Mozambique	EMPRESA NACIONAL DE HIDROCARBONETOS			R163 893 206						R163 893 206	2
South Africa	ZAR	Sasol Synfuels		REPUBLIC OF MOZAMBIQUE PIPELING			R67 106 291						R67 106 291	2
South Africa	ZAR	Sasol Synfuels		ROMPCO LDA			R19 909 788						R19 909 788	1
South Africa	ZAR	Sasol Synfuels	Government of South Africa	COMPENSATION COMMISIONER			R53 065 988						R53 065 988	
South Africa	ZAR	Sasol Synfuels		DEPARTMENT OF WATER AND SANITATION			R1 110 212 187						R1 110 212 187	
South Africa	ZAR	Sasol Synfuels		ESKOM			R12 575 443 535						R12 575 443 535	
South Africa	ZAR	Sasol Synfuels		Govan Mbeki Municipality			R148 030 329						R148 030 329	
TOTAL							**R14 137 661 324**						**R14 137 661 324**	

Notes:

1. Reporting currency is ZAR and actual payments in Mozambique were made in ZAR.
2. Reporting currency is ZAR and actual payments in Mozambique were made in United States Dollar (USD) Conversion rate is ZAR 17.64 for each US Dollar using the weighted average exchange rates during the reporting year.

4. Resource Extraction Payment Report – Production of chemicals

Reporting year: July 1, 2024 to June 30, 2025

Project Disclosed: Sasol South Africa Limited, Production of Chemicals

Reporting Currency: South African Rand (ZAR)

Resource and method of extraction: Manufacturing or production of Commodity Chemicals (e.g. Monomers, Mining Chemicals and reagents) and Advanced Chemicals (e.g. aluminas, carbon and cobalt Fisher-Topsch catalyst)

Country	Currency	Business Segment	Payee name	Department, Agency, etc. within Payee that received Payments	Taxes	Royalties	Fees	Production entitlement	Bonuses	Dividends	Infrastructure improvement payments	Community & Social Responsibility Payments	Total Payments	Notes
South Africa	ZAR	Sasol Chemicals	Government of South Africa	ESKOM			R1 211 577 922						R1 211 577 922	
South Africa	ZAR	Sasol Chemicals		ESKOM NORTH WESTERN REGION			R118 104 657						R118 104 657	
South Africa	ZAR	Sasol Chemicals		METSIMAHOLO LOCAL MUNICIPALITY			R119 384 937						R119 384 937	
South Africa	ZAR	Sasol Chemicals		MPUMALANGA ECONOMIC GROWTH AGENCY			R15 885 203						R15 885 203	
South Africa	ZAR	Sasol Chemicals		NATIONAL PORTS AUTHORITY OF SOUTH			R21 612 013						R21 612 013	
South Africa	ZAR	Sasol Chemicals		NATIONAL RESEARCH FOUNDATION								R25 306 316	R25 306 316	
South Africa	ZAR	Sasol Chemicals		TRANSNET ENGINEERING A DIV OF			R75 185 703						R75 185 703	
South Africa	ZAR	Sasol Chemicals		TRANSNET FREIGHT RAIL A DIV OF			R552 568 492						R552 568 492	
South Africa	ZAR	Sasol Chemicals		COMPENSATION COMMISSIONER			R28 317 549						R28 317 549	
South Africa	ZAR	Sasol Chemicals		TRANSNET NPA DURBAN			R22 762 514						R22 762 514	
South Africa	ZAR	Sasol Chemicals		CITY OF JHB			R2 046 913						R2 046 913	
South Africa	ZAR	Sasol Chemicals		Railway Safety Regulator			R2 836 771						R2 836 771	
TOTAL							**R2 170 282 674**					**R25 306 316**	**R2 195 588 990**	

Notes:

5. Resource Extraction Payment Report –Payment of Taxes at the Entity Level

Reporting year: July 1, 2024 to June 30, 2025

Project Disclosed: Sasol South Africa Limited, payment of taxes at the entity level

Reporting Currency: South African Rand (ZAR)

Resource and method of extraction: Not applicable. Payment of taxes at the entity level

Country	Currency	Business Segment	Payee name	Department, Agency, etc. within Payee that received Payments	Taxes	Royalties	Fees	Production entitlement	Bonuses	Dividends	Infrastructure improvement payments	Community & Social Responsibility Payments	Total Payments	Notes
South Africa	ZAR	Sasol South Africa Limited	Government of South Africa	South African Revenue Services (SARS)	R1 199 383 021								R1 199 383 021	
TOTAL					**R1 199 383 021**								**R1 199 383 021**	

Notes:

Reporting year: July 1, 2024 to June 30, 2025

Project Disclosed: Sasol Gas, payment of taxes at the entity level

Reporting Currency: South African Rand (ZAR)

Resource and method of extraction: Not applicable. Payment of taxes at the entity level.

Country	Currency	Business Segment	Payee name	Department, Agency, etc. within Payee that received Payments	Taxes	Royalties	Fees	Production entitlement	Bonuses	Dividends	Infrastructure improvement payments	Community & Social Responsibility Payments	Total Payments	Notes
Mozambique	MZN	Sasol Gas	Government of Mozambique	Mozambique Tax Authority	R2 664 958								R2 664 958	1
TOTAL					**R2 664 958**								**R2 664 958**	

Notes:

1. Reporting currency is ZAR and actual payments in Mozambique were made in Mozambican Metical (MZN). Conversion rate is ZAR 0.3301 for each MZN using the exchange rate existing at the time the payment is made.

6. TOTAL PAYMENTS BY PAYEE

Payee	Type of Payment	Total Aggregate Payment
Government of South Africa	Taxes	R3,742,777,708
	Royalties	R231 627 888
	Fees	R16 272 319 850
	Production entitlement	
	Bonuses	
	Dividends	
	Infrastructure improvement payments	
	Community and Social Responsibility Payments	R25 459 997
	TOTAL	**R20,272,185,443**
Government of Mozambique (USD)	Taxes	USD 72 332 448
	Royalties	USD 15 024 526
	Fees	USD 10 409 244
	Bonuses	
	Community and Social Responsibility Payments	USD 435 095
	TOTAL	**USD 98 201 313**
Government of Mozambique (ZAR)	Taxes	R253 574 243
	Royalties	
	Fees	R4 128 987 650
	Production entitlement	
	Bonuses	
	Dividends	
	Infrastructure improvement payments	
	Community and Social Responsibility Payments	
	TOTAL	**R4 382 561 893**

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

SASOL LIMITED

By: /s/ E Viljoen
Name: Elizna Viljoen
Title: **Group Company Secretary**

Date: 26 March 2026